

March 27, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.700% Medium-Term Notes, Series A, due April 15, 2030 of AIR LEASE CORPORATION, under the Exchange Act of 1934.

Sincerely,